

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2015

Via E-mail
Robert A. Riecker
Seritage Growth Properties
c/o Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

> **Re:** **Seritage Growth Properties**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted January 30, 2014**
> **CIK No. 0001628063**

Dear Mr. Riecker:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please tell us what consideration you gave to whether Sears Holdings is a co-registrant under Rule 140. In this regard, we note that Seritage Growth will use the proceeds of this offering to purchase properties from Sears Holdings and then lease them back to Sears Holdings. In your response, please specifically address whether the sale-leaseback transaction is a security within the meaning of Section 2(a)(1) of the Securities Act.

2.   We note that the dates for the length of the subscription period are blank and that you did not include the undertakings required by Item 512(a) of Regulation S-K. Please confirm to us that the subscription period will not fall under Rule 415(a)(1)(ix).

The Transaction, page 2

3.   We note your disclosure here and throughout the prospectus that the aggregate purchase price for the Acquired Properties will be determined based on a third-party appraisal process, taking into account all the terms of the Master Lease and other relevant factors. Please provide us with an analysis as to why the purchase price is not expertized disclosure requiring a consent as per Rule 436.   Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 141.02.

Unaudited Pro Forma Consolidated Financial Data, page 58

4.   We note your response to comments 5 and 9 in our letter dated January 16, 2015 and your statement that ESL Investments and affiliates will not gain control of the Company as a result of the transaction. We further note that on page 105, you disclose that ESL Investments, Inc. and related entities beneficially will own 53.2% of Seritage Growth common shares. Please tell us how you determined that ESL Investments and affiliates will not gain control of the Company.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 62

2. Adjustments to the Pro Forma Condensed Consolidated Income Statements, page 62

5.   We note your response to comment 14 in our letter dated January 16, 2015 and your revision to your filing to remove a pro forma adjustment for General and administrative expenses and Property and asset management expenses. Though not factually supportable, to the extent that management has an expectation for the amount of these expenses, you may disclose this expectation within the footnotes to your pro forma financial information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

6.   We note your response to comment 16 in our letter dated January 16, 2015. Please briefly summarize the financial information that the Master Lease will require Sears Holdings to provide and for which management intends to use to monitor creditworthiness.

Draft Legality Opinion

7.   Please refer to the paragraph (6) on page 3 of the draft opinion.   Please have counsel revise the legality opinion to specifically note that as of the date of the opinion, the company has sufficient shares authorized. In this regard, please have counsel include language that identifies the number of shares authorized as of the date of the opinion or advise

Robert A. Riecker
Seritage Growth Properties
February 20, 2015
Page 3

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Sebastian L Fain